SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 2007

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBITS

Exhibit Number		Page
1.1	Annual General Meeting Poll Results, dated May 16, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: May 17, 2007	By:	/s/ Wang Jianzhou
	Name:	Wang Jianzhou
	Title:	Chairman and Chief Executive Officer

Exhibit 1.1

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 941)

ANNUAL GENERAL MEETING HELD ON WEDNESDAY, 16 MAY 2007

POLL RESULTS

The poll results in respect of the resolutions proposed at the Annual General Meeting (the “AGM”) of China Mobile Limited (the “Company”) held in the Conference Room, 3rd Floor, JW Marriott Hotel, Pacific Place, 88 Queensway, Hong Kong on Wednesday, 16 May 2007 are as follows:

Annual General Meeting

		No. of Votes (%)

	Resolutions passed at the Annual General Meeting	For	Against
1.	To receive and consider the audited financial statements and the Reports of the Directors and Auditors for the year ended 31 December 2006.	17,530,657,869 (99.9983)	296,595 (0.0017)

	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

2.	(i) To declare an ordinary final dividend for the year ended 31 December 2006.	17,683,575,951	260,775
		(99.9985)	(0.0015)

	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

	(ii) To declare a special final dividend for the year ended 31 December 2006.	17,683,457,371	379,355
		(99.9979)	(0.0021)

	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

3.	(i) To re-elect Wang Jianzhou as a Director.	17,665,716,869	8,006,007
		(99.9547)	(0.0453)

	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

	(ii) To re-elect Li Yue as a Director.	17,660,879,449	12,843,427
		(99.9273)	(0.0727)

	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

	(iii) To re-elect Zhang Chenshuang as a Director.	17,660,901,134	12,821,742
		(99.9275)	(0.0725)

	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

	(iv) To re-elect Frank Wong Kwong Shing as a Director.	17,670,232,806	3,490,070
		(99.9803)	(0.0197)

	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

	(v) To re-elect Paul Michael Donovan as a Director.	17,664,166,092	9,556,784
		(99.9459)	(0.0541)

	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

4.	To re-appoint Messrs. KPMG as auditors and to authorise the Directors to fix their remuneration.	17,681,492,656	880,070
		(99.9950)	(0.0050)

	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

5.	To give a general mandate to the Directors to repurchase shares in the Company not exceeding 10% of the aggregate nominal amount of the existing issued share capital.	17,674,428,926	9,402,300
		(99.9468)	(0.0532)

	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

6.	To give a general mandate to the Directors to issue, allot and deal with additional shares in the Company not exceeding 20% of the aggregate nominal amount of the existing issued share capital.	16,292,209,927 (92.1537)	1,387,177,599 (7.8463)

	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

7.	To extend the general mandate granted to the Directors to issue, allot and deal with shares by the number of shares repurchased.	16,345,538,239	1,337,941,487
		(92.4339)	(7.5661)

	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

As at the date of the AGM, the number of issued shares of the Company was 19,996,124,813 shares, which was the total number of shares entitling the holders to attend and vote for or against all the resolutions proposed at the AGM. There were no restrictions on any shareholder casting votes on any of the proposed resolutions at the AGM. Hong Kong Registrars Limited, the share registrar of the Company, acted as scrutineer for the vote-taking at the AGM.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Wang Jianzhou, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Mr. Zhang Chenshuang, Mr. Sha Yuejia, Mr. Liu Aili, Madam Xin Fanfei and Mr. Xu Long as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Mr. Moses Cheng Mo Chi as independent non-executive directors and Mr. Paul Michael Donovan as a non-executive director.

By Order of the Board China Mobile Limited Wong Wai Lan, Grace Company Secretary

Hong Kong, 16 May 2007